UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 31, 2003

COMMERCE ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**000-32979**	**94–3392885**
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

One Market Street, Steuart Tower
Suite 1300
San Francisco, CA 94105

(Address of principal executive offices)

Registrant's telephone number, including area code: (415) 644-8700

Not Applicable

(Former name or former address, if changed since last report.)

Item 5.   Other Events.

On December 31, 2003, we issued secured promissory notes in the aggregate principal amount of $5.0 million (the "Notes") and warrants to purchase our common stock (the "Warrants") to ComVest Investment Partners II and DCC Ventures for an aggregate purchase price of $5,000,100. The Notes bear interest at a rate varying from 6% to 10% over the term of the Notes, are due on March 31, 2005 or sooner upon the occurrence of certain events of default or other events, and are secured by certain of our assets. The Warrants are exercisable to purchase an aggregate of 2,568,494 shares (the "Warrant Shares") of our common stock, at an exercise price of $.0001 per share, for a period of one year following the financing. Up to 513,699 shares may be repurchased by us for a nominal amount if we repay the Notes on or before April 30, 2004 and other conditions are met. Upon an event of default, the Notes become convertible, subject to certain limitations, into shares of our common stock at a conversion price based on the market value of the common stock at the time of the default. The following summaries of the terms of these securities and the related agreements are qualified in their entirety by reference to the Note and Warrant Purchase Agreement, the Notes, the Warrants, the Security Agreement, the Pledge Agreement, the Guaranty, and the Registration Rights Agreement, each of which is filed as an exhibit to this Form 8-K and is incorporated by reference herein.

<u>Terms of the Notes</u>

Interest

- The Notes bear interest at a rate per annum as follows:

Months 1-3 of the Note	6% per annum
Months 4-6 of the Note	7% per annum
Months 7-9 of the Note	8% per annum
Months 10-12 of the Note	9% per annum
Months 13-15 of the Note	10% per annum

- Interest is payable quarterly in cash.

- If an event of default occurs and is continuing, the Notes bear interest of 12% per annum until such event of default has been cured.

Maturity

- The Notes are due on the earliest to occur of (i) March 31, 2005, (ii) such date that we merge or combine with another company or sell all or substantially all of our assets, (iii) the acquisition by a single entity, person or a "group" within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than fifty percent of our voting power or capital stock (on a fully-diluted basis), or (iv) one (1) business day before the date on which we repay all or substantially all amounts outstanding under a promissory note due February 22, 2005, payable to PeopleSoft.

Conversion

- The Notes are not convertible unless we fail to pay such Notes in accordance with their terms upon maturity or upon an event of default.

- In such event, the holders of the Notes may convert their Notes into shares of our common stock equal to the number obtained by dividing the then-outstanding principal amount of such Notes, together with all accrued but unpaid interest thereon, by the conversion price (the "Conversion Shares"), subject to adjustment for stock splits, stock dividends, reclassifications and the like.

- The conversion price per share is equal to 90% of the average closing bid price for the 5 trading days immediately following the later of (i) the date of such default and (ii) the date of issuance of any press release announcing such default.

- Such conversion upon default is limited to the extent that the number of Warrant Shares and Conversion Shares issued to the holders of the Notes shall not exceed an aggregate of 6,653,840 shares of our common stock.

Prepayment

- The Notes may be prepaid, in whole or in part, at any time without penalty or premium, upon 10 days' prior written notice to each of the holders of the Notes.

- The Notes must be prepaid, in whole or in part, in the event that we sell the assets used as collateral for the Notes or we raise additional debt or equity financing.

Security Interest

- The Notes are secured by a lien in certain assets related to our SRM business and certain promissory notes issued to us by eScout LLC in the aggregate principal amount of $2,000,182.

Registration of Shares of Common Stock for Resale

The Notes and the Warrants were issued in a private placement without registration under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We have agreed to file with the Securities and Exchange Commission (the "SEC") a registration statement to register the resale of the common stock issuable upon conversion of the Notes and the common stock issuable upon exercise of the warrants. We are required to file the registration statement with the SEC no later than January 30, 2004, and to cause the registration statement to be declared effective by the SEC no later than April 30, 2004.

<u>Miscellaneous</u>

We have approved an amendment effective as of December 31, 2003 to our rights agreement to provide that the consummation of the private placement will not trigger the issuance of any rights.

On December 31, 2003, we issued a press release relating to the private placement, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

Item 7.   **Financial Statements and Exhibits.**

    (a)   Financial Statements.

        Not applicable.

    (b)   Pro Forma Financial Information.

        Not applicable.

    (c)   Exhibits.

        10.1   Note and Warrant Purchase Agreement, dated December 31, 2003, by and among ComVest Investment Partners II LLC, DCC Ventures, LLC, Commerce One, Inc., and Commerce One Operations, Inc.

        10.2   Senior Secured Non-Convertible Promissory Notes issued on December31, 2003.

        10.3   Warrants to Purchase Common Stock, dated December 31, 2003.

        10.4   Security Agreement, dated December 31, 2003, by and among ComVest Investment Partners II LLC, Commerce One, Inc., and Commerce One Operations, Inc.

        10.5   Pledge Agreement, dated December 31, 2003, by and between ComVest Investment Partners II LLC and Commerce One Operations, Inc.

        10.6   Guaranty, dated December 31, 2003, by and among ComVest Investment Partners II LLC, DCC Ventures, LLC, and Commerce One Operations, Inc.

        10.7   Registration Rights Agreement, dated December 31, 2003, by and among ComVest Investment Partners II LLC, DCC Ventures, LLC, and Commerce One, Inc.

        10.8   Amended and Restated Preferred Stock Rights Agreement, dated as of December 31, 2003, between Commerce One, Inc. and Equiserve Trust Company, NA

        99.1   Press Release issued by Commerce One, Inc., dated December 31, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

Dated: January 8, 2004   /s/ Charles D. Boynton

Charles D. Boynton
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
10.1	Note and Warrant Purchase Agreement, dated December 31, 2003, by and among ComVest Investment Partners II LLC, DCC Ventures, LLC, Commerce One, Inc., and Commerce One Operations, Inc.
10.2	Senior Secured Non-Convertible Promissory Notes issued on December31, 2003.
10.3	Warrants to Purchase Common Stock, dated December 31, 2003.
10.4	Security Agreement, dated December 31, 2003, by and among ComVest Investment Partners II LLC, Commerce One, Inc., and Commerce One Operations, Inc.
10.5	Pledge Agreement, dated December 31, 2003, by and between ComVest Investment Partners II LLC and Commerce One Operations, Inc.
10.6	Guaranty, dated December 31, 2003, by and among ComVest Investment Partners II LLC, DCC Ventures, LLC, and Commerce One Operations, Inc.
10.7	Registration Rights Agreement, dated December 31, 2003, by and among ComVest Investment Partners II LLC, DCC Ventures, LLC, and Commerce One, Inc.
10.8	Amended and Restated Preferred Stock Rights Agreement, dated as of December 31, 2003, between Commerce One, Inc. and Equiserve Trust Company, NA
99.1	Press Release issued by Commerce One, Inc., dated December 31, 2003.